 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG

Unit 9, Block D

Monksland Business Park

Monksland, Athlone

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

The 2015 Annual General Meeting of Innocoll AG (the “Company”) was held on August 24, 2015.  Pursuant to German law, the Company is required to publish the declared voting results of the matters submitted to the Company’s shareholders and voted upon at the Annual General Meeting on its website at www.innocollinc.com.  An English translation of the declared voting results that the Company published on its website is included herewith as Exhibit 99.1.

Exhibits

99.1	Declared Voting Results of the 2015 Annual General Meeting of Innocoll AG (English translation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer

Date: August 28, 2015

EXHIBIT INDEX

99.1	Declared Voting Results of the 2015 Annual General Meeting of Innocoll AG (English translation).